UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-35297

Fortuna Mining Corp.

(Translation of registrant’s name into English)

1111 Melville Street, Suite 820, Vancouver, British Columbia, Canada V6E 3V6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F   ☐FORM 40-F  ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2026	Fortuna Mining Corp. (Registrant) By: /s/ "Jorge Ganoza Durant" Jorge Ganoza Durant President and CEO

Exhibits:

99.1	Interim Financial Statements for the period ended March 31, 2026
99.2	Management’s Discussion and Analysis for the period ended March 31, 2026
99.3	CEO Certification
99.4	CFO Certification
99.5	News release dated May 6, 2026